# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Associated Banc-Corp, CIK 0000007789
CUSIP: 045487105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 433 Main Street, Green Bay, Wisconsin (WI), 54301
Date of event which requires filing of this statement: 04/01/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002124529

## Reporting persons
- Dianne S. Lozier: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 11,830,042; sole dispositive power 0; shared dispositive power 11,830,042; aggregate amount beneficially owned 11,830,042 (6.28% of the class)
- Dianne S. Lozier ANC Stock Holding Trust: type of reporting person: other (OO); citizenship or place of organization: Nebraska (NE); sole voting power 0; shared voting power 11,830,042; sole dispositive power 0; shared dispositive power 11,830,042; aggregate amount beneficially owned 11,830,042 (6.28% of the class)

## Item 1. Issuer
Name of issuer: Associated Banc-Corp
Address of issuer's principal executive offices: 433 Main Street, Green Bay, WI, 54301

## Item 2. Person Filing
Name of person filing: The names of the persons filing this Schedule 13G are Dianne S. Lozier and the ANC Stock Holding Trust (the "Trust," together with Ms. Lozier, the "Reporting Persons"). Ms. Lozier is the trustee of the Trust and holds voting and investment power with respect to the shares held by the Trust.
Address of principal business office or, if none, residence: The address of each of the Reporting Persons is 1299 Farnam Street, Suite 1450, Omaha, NE 68102.
Citizenship: Ms. Lozier is a citizen of the United States. The Trust is a Nebraska trust.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Persons beneficially own 11,830,042 shares of common stock.
Percent of class: The Reporting Persons beneficially own 6.28% of the issued and outstanding shares of common stock, based on 188,429,093 shares of common stock outstanding as of April 1, 2026.
Sole power to vote or to direct the vote: The Reporting Persons do not have sole power to vote or direct the vote of any shares of common stock.
Shared power to vote or to direct the vote: The Reporting Persons have shared power to vote or direct the vote of 11,830,042 shares of common stock.
Sole power to dispose or to direct the disposition: The Reporting Persons do not have sole power to dispose or direct the disposition of any shares of common stock.
Shared power to dispose or to direct the disposition: The Reporting Persons have shared power to dispose or direct the disposition of 11,830,042 shares of common stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
1. Joint Filing Agreement

## Signatures
- Dianne S. Lozier: /s/ Dianne S. Lozier, Dianne S. Lozier (04/06/2026)
- Dianne S. Lozier ANC Stock Holding Trust: /s/ Dianne S. Lozier, Trustee (04/06/2026)